EXHIBIT 99.5
Contractual Cash Obligations

		Due in
		Less Than	Due in	Due in
As at December 31, 2009		1	1 — 3	4 — 5	Due After
(Cdn$ millions)	Total	Year	Years	Years	5 Yrs
Long-term debt	794	—	—	—	794
BPLP capital lease [1]	170	12	28	34	96
Interest on long-term debt	358	42	85	85	146
Interest on BPLP capital lease [1]	67	12	22	17	16
Provision for reclamation	495	14	16	16	449
Other liabilities	249	—	1	—	248
Unconditional purchase commitments [1,2]	879	140	334	370	35

Total contractual cash obligations	3,012	220	486	522	1,784

[1]	Denominated in US dollars, converted to Canadian dollars at the December 31, 2009 rate of Cdn$1.0466.

[2]	Virtually all of Cameco Corporation’s purchase commitments are under long-term, fixed-price arrangements.
Commercial Commitments

As at December 31, 2009
(Cdn$ millions)	Total amounts committed
Standby letters of credit [1]	592
BPLP guarantees [2]	87

Total commercial commitments	679

[1]	The standby letters of credit maturing in 2010 were issued with a one-year term and will be automatically renewed on a year-by-year basis until the underlying obligations are resolved. These obligations are primarily the decommissioning and reclamation of Cameco Corporation’s mining and conversion facilities. As such, the letters of credit are expected to remain outstanding well into the future.

[2]	At December 31, 2009, Cameco Corporation’s total commitment for financial assurances given on behalf of BPLP was estimated to be Cdn$87 million. Refer to note 26 in the 2009 consolidated audited financial statements.